Exhibit 99.1

Sara Eisen:
Courtney.

Courtney Reagan:
Hi, Sarah. So, Genesco is Legion Partners' latest campaign, pushing the stock up more than 4% today. Legion currently owns 5.6% of the footwear retailer. Legion is nominating seven directors to the board, five of which are women, and Legion wants current CEO Mimi Vaughn to stay. This is Legion's second investment in Genesco in recent years. In 2018, it got two members on the board, at least for a bit, including one it's nominating again. Shares went up and then Legion exited that stake. Genesco is one of 35 investments since Legion's inception in 2012, including Bed Bath & Beyond in 2019 and cybersecurity firm OneSpan in 2020.

Courtney Reagan:
You may not know the name Genesco, but you likely know its businesses, like footwear retailer Journeys and longstanding brand Johnston & Murphy. So, the investor basically says that Genesco's current board has allowed long-term under-performance in the share price and operations, misallocated capital, bloated expenses and overcompensated executives. Genesco says it disagrees with many of Legion's points, but that it will continue to seek a constructive dialogue with Legion, like it would with any other shareholder. We're waiting on the official date of the shareholder meeting. Back over to you guys.

Sara Eisen:
It's so interesting, Courtney, because you think that retail's been so ripe for activists to come in for a long time, there've been so many weak links, and yet we haven't really seen a ton of it. So these moves are noteworthy. Genesco, though, it's less than a billion dollar market cap, less than 800 million market cap.

Courtney Reagan:
It is.

Sara Eisen:
So any implications for Kohl's, which is the big fight that Legion is trying to take on, so far to no avail, but that's more like a $10 billion company.

Courtney Reagan:
Yeah, and it's interesting that Legion, Sarah, actually is one of the few activists that we've seen involved in retails, to your point, in the last number of years. And yes, Genesco is much smaller than Kohl's, and Legion is going in with Genesco alone as part of a four-group consortium, like with Kohl's. I mean, look, they've had success at Genesco before. I'm not sure exactly what the outcome will be, it seems fairly unlikely that they would re-slate almost an entire board, either at Kohl's or at Genesco. But these guys do have a history of some success in getting retailers to pay attention to at least some of their ideas. I mean, they've got a 5.6% stake, so they're a big investor and one that I think Genesco needs to listen to, as Kohl's needs to listen to, Legion and the others as well, at least just to hear their ideas. And really when you think about it, right, the goal for everyone is the same, is to get that share price to go higher. That would be the goal for the company and the goal for these activists, which of course are holding long positions.

Wilfred Frost:
Court, thanks so much for that. And worth pointing out that both consumer discretionary and consumer staples are two of the best three sectors today, up about half a percent, or 0.4%.

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